Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.
Commission File No.: 1-15062

On October 22, 2016, Time Warner Inc. made the following communication available to its employees:

Employee FAQs

What are the specifics of this deal?

●	Under the terms of our agreement, AT&T has agreed to pay $107.50 per Time Warner share, half in cash and half in AT&T stock.

●	Time Warner will become a subsidiary of AT&T and Jeff Bewkes will stay on as CEO of the Time Warner businesses to ensure a smooth transition.

Our company spun off Time Warner Cable because vertical integration was not the right strategy for us. Why are we selling Time Warner to AT&T, which is another distributor of content?

●	We’re in a different time and in a significantly different media environment today than in 2009 when we spun TWC.

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AT&T provides a vastly larger national and international footprint across multiple platforms.  Indeed, with this deal we gain access to a ubiquitous U.S. distribution network with 133 million mobile subscribers, 25 million pay TV subscribers and 16 million broadband subscribers.

●	AT&T is the largest provider of pay television services in the U.S. and the world and also a leader in mobile and broadband services.

●	At the time we owned Time Warner Cable, it was a regional cable company with a reach of only about 12% of U.S. households.

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This deal allows us to accelerate our plans and reach consumers directly on every platform across the country. We can launch innovative products and services more quickly, and at greater scale, than would otherwise be possible.

What is the process and timing for this deal to close?

●	The deal will require approval by our shareholders and by various regulatory authorities.

●	We expect the process to take about a year.

What happens to projects we’ve been working on while waiting for the deal to be approved and closed?

●	Today it is business as usual. As the transition progresses business plans may evolve and we will update our employees as we have more information.

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While we work through this transition, we will be counting on our employees to stay focused on continuing to drive our businesses forward to meet our 2016 and 2017 strategic, business, and financial goals.

●	We do recognize that ambiguity is challenging and we will have resources available to help including our Human Resources and Change Management teams as well as our Employee Assistance Program

Are you worried that the clash of cultures between a communications company and a media company?

●	Not worried at all. Our companies’ cultures are very similar despite the fact that our headquarters are geographically diverse.

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Additionally, both are companies with long histories of innovation – we go back nearly a century to the first feature film with sound, AT&T dates back even further to Alexander Graham Bell and the invention of the telephone.  Like us, their company has transformed itself over time to lead and define its industry.

●	AT&T’s senior management is committed to ensuring our businesses thrive in the combined company, with even greater opportunities to innovate.

Does this mean I will lose my job?

●	AT&T is making this investment because it believes in the strength of our assets, quality of our content and, most importantly, because it believes in the leadership and competencies of our people.

●	AT&T understands that we have the expertise to continue our industry leading growth – an expertise that they do not have.

●	While there may be some changes to come it is too soon to know of any specific organizational changes.

In the event I did lose my job, what would the severance package be?

●	Each division has a severance plan(s) that will remain in place for at least two years after the close of the transaction.

●	The general terms of these plans are available on your division’s employee intranet.

Will we still move to Hudson Yards?

●
The business case to consolidate into one building at the Hudson Yards remains strong and we’re continuing with our plans to move. However, in light of today’s announcement we will need to evaluate our options for consolidation of our facilities when the merger is approved by shareholders and regulatory authorities.

What will happen to my benefits?

●	We are in the process of negotiating the details of the transfer of benefits and fully expect the compensation and benefits packages to be similar to those in place throughout Time Warner today.

What should I say if I get a call from a reporter or a business contact?

●	Speaking to the press as an official authorized representative on behalf of the Company should only be done with the prior approval of, Time Warner’s Corporate Communications or Legal Departments.

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No Company employee should offer public comment on the deal as an official authorized representative on behalf of the Company unless specifically authorized to do so by Time Warner’s Corporate Communications or Legal Departments.

●	If you receive a call asking about the deal you should refer them to the Time Warner Corporate Communications department at 212-474-7482.

How do I find out more about AT&T and its strategy?

●	You can visit http://www.att.com/gen/investor-relations?pid=5711

Important Information

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between Time Warner Inc. ("Time Warner") and AT&T Inc. ("AT&T"), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Time Warner and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner’s stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (6) failure to realize the benefits expected from the proposed transaction, (7) the effect of the announcement of the proposed transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the proposed transaction. Discussions of additional risks and uncertainties are and will be contained in Time Warner’s and AT&T’s filings with the SEC. Neither Time Warner nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, AT&T will file with the SEC a registration statement that includes a preliminary prospectus regarding the transaction and Time Warner will file with the SEC a proxy statement with respect to a special meeting of Time Warner’s stockholders to approve the transaction. The definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders will be able to obtain these materials, when they are available, and other relevant documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner’s directors and executive officers is available in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T’s directors and executive officers is available in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T’s securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.